RayzeBio, Inc.

5505 Morehouse Drive, Suite 300

San Diego, CA 92121

September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky, Margaret Schwartz, Gary Newberry and Kevin Vaughn

Re: RayzeBio, Inc.

Registration Statement on Form S-1, as amended (File No. 333-274193)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RayzeBio, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on September 14, 2023, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP at (858) 550-6157 or, in his absence, Charles S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

RayzeBio, Inc.

/s/ Ken Song
By:	Ken Song, M.D.
Title:	Chief Executive Officer

cc:	Arvind Kush, Chief Financial Officer, RayzeBio, Inc.

Jeff Woodley, General Counsel, RayzeBio, Inc.

Carlos Ramirez, Cooley LLP

Charles S. Kim, Cooley LLP

Terren O’Connor, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP